From the Desk of

Laurence J. Pino, Esquire

October 1, 2024

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated September 17, 2024

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated September 17, 2024 addressed to Tom Berry, Chief Executive Officer of the Company.

Use of Proceeds, page 31

1.	We have revised this section to clearly address for the use of proceeds at each level of the Units as indicated, using Item 6 as guidance. For clarity, we have included here how our revised disclosure meets the requirements of Item 6. Since the ILS brand is already well-established, the Company does not anticipate increasing its marketing expenditures as proceeds increase and thus at each level of Units sold the expenses remain relatively static. Proceeds will primarily be allocated to fixed and ongoing operational expenses. We now re-produce the Instructions 1-8 in Item 6 [outlined here as (a)-(h)], and explain how each instruction was handled in our Offering Circular Use of Proceeds section.

a.	Unallocated Proceeds: If any portion of the proceeds isn’t allocated, it must be stated.

i.	The revision states that 93% of the proceeds will go toward the Company’s regular business activities (primarily purchasing Notes), 5% go to Working Capital Reserves and 1% to the Management Fee, with the remainder to reimburse the Company for the $61,000 in start-up expenses incurred, which include legal and advisor fees. No substantial portion remains unallocated.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

b.	Compensation to Officers/Directors: This instruction requires a disclosure if proceeds will be used to compensate officers or directors.

i.	The revision specifies that 1% of the proceeds will go to the Management Fee for administrative expenses, which is a form of compensation to management, although not commission based and used to pay for on-going administrative expenses of the Offering.

c.	Material Changes if Full Offering is Not Sold: The issuer must describe any material changes in use if the offering is only partially completed (e.g., 10%, 25%, or 50%).

i.	The revision confirms that the use of proceeds will remain relatively static at each level (10%, 25%, 50%, or 100%), ensuring no material changes based on the amount of capital raised.

d.	Consistency with Operations Plan: The use of proceeds and operational plans should be consistent.

i.	The revision emphasizes that proceeds will predominantly support ongoing business activities (purchasing Notes), which aligns with the Company's ordinary operations. We believe this is a clear link between the use of proceeds and the business plan.

e.	Use of Other Funds: If other funds are to be used in conjunction with the proceeds, the issuer must disclose the amounts, sources, and whether they are firm or contingent.

i.	The revision does not mention any additional funds being used alongside the proceeds, and therefore the raised proceeds alone will be used for the stated purposes. Since no other funds are involved, we don’t believe a disclosure is needed here.

f.	Use to Discharge Indebtedness: If proceeds are used to pay off debt, the issuer must disclose the material terms of the debt and its origin.

i.	Given that the Offering has not yet begun and the Company is existing but not yet engaged in business operations, there are no indebtedness terms requiring disclosure under this section.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

g.	Use for Acquiring Assets: If proceeds are to be used to acquire assets outside the ordinary course of business, it must be disclosed.

i.	The revision specifies that the proceeds will primarily be used to purchase Notes, which is part of the Company’s ordinary business operations, so no acquisition of unusual assets is involved.

h.	Reservation for Alternative Uses: If the issuer reserves the right to change the use of proceeds, it must be disclosed prominently.

i.	The revision does not reserve the right to change the use of proceeds and so this is not addressed.

Audited Financial Statements, page 59

2.	Those were a holdover from the initially-filed Offering, and are not related to the re-audited financials. We have removed the pages as they are redundant. We have updated the auditor to reflect H&CO.

Exhibits

3.	We have revised the Exhibit to ensure the missing tables are visible.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC